1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 26, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, 18 MAY, 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3_____________________________________________________________________________________________________________
of________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or of________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________
as my/our proxy to attend, act and vote for me / us and on my / our behalf at the Annual General Meeting of the Company to be held at Conference Room at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 18 May, 2007 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my / our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[5]	Against[5]
1.	To consider and approve the Report of the Directors of the Company for the year ended 31 December, 2006;
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December, 2006;
3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and the Company for the year ended 31 December, 2006;
4.

To consider and approve the proposal for profit distribution for the year ended December 31, 2006 that the Company will after completion of the proposed A share listing of and the acquisitions of Shandong Aluminum Industry Co. Ltd. and Lanzhou Aluminum Co. Ltd by the Company declare the final dividend for the year 2006.

5.	To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2007;
6.

To consider and approve the termination of office as a whole for the second Board of Directors in advance upon the conclusion of the forthcoming Annual General Meeting of the Company to be held on 18 May 2007; to consider and approve 7 Directors among them (Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Shi Chungui, Poon Yiu Kin and Kang Yi) to be appointed to the third Board of Directors; and to consider and approve 2 new director candidates (Helmut Wieser and Zhang Zuoyuan) nominated by the Company to be appointed to the third Board of Directors to replace 2 directors ( Joseph C. Muscari and Wang Dianzuo) who will resign from their respective office upon the conclusion of the forthcoming annual general meeting.

7.

To consider and approve the termination of office as a whole for the second Supervisory Committee in advance upon the conclusion of the forthcoming annual general meeting of the Company (on 18 May 2007); and to consider and approve the 3 former Supervisors (Ao Hong, Yuan Li and Zhang Zhankui) to be appointed to the third Supervisory Committee.

8.

To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Character) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

9.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 10 per cent or more of the shares carrying the right to propose resolutions at such meeting.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
10.

To consider and, if thought fit, approve by way of special resolution the resolution referred to as Special Resolution numbered 10 set out in the Notice of Annual General Meeting (see Annexure for the full resolution).

11.

To consider and approve by way of special resolution that the Company be authorized to issue the proposed short-term bonds and matters incidental to such authorization (see Annexure for the full resolution).

Dated this __________ day of __________ 2007	Signature(s)[6]: ________________________________

Notes:

Important: You should first review the annual report of the Company for the year 2006 before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, tick IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, tick IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

Annexure

Resolution No.10 and No.11 in Full

10.	To consider and, if thought fit, approve the following by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

11.	To consider and approve the following by way of special resolution:

"THAT:

(1)

the Company be authorized to issue short-term bonds (the "Short-term Bonds") in the PRC with a principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2007 (the "Proposed Short-term Bond Issue");

(2)

the Chairman (the "Chairman") of the Board of Directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the Proposed Short-term Bond Issue based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interests of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

* For identification purpose only
About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary